Exhibit 99.1

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three and six months ended October 31, 2021, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2021. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA on December 10, 2021.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A may contain certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses.  The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983 and is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA”. Trading on Nasdaq commenced at market open on December 30, 2020. The address of the Company's head office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of five pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in this MD&A have been retroactively restated to reflect the Consolidation.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

OVERVIEW

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aspires to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage — to discover antibodies against complex and/or challenging epitopes.

The Company offers comprehensive support to its partners starting with customized project design, antigen preparation guided by computational analysis, an on-site vivarium, proprietary immunization services, a broad suite of discovery platforms, high-throughput characterizations, including functional screening, to facilitate lead candidate selection, lead optimization, antibody engineering and manufacturing, all under one contract.

The Company’s depth of experience, innovative technologies, scientific rigor, and focus on quality provide superior one-stop service solutions. This also supports the Company in its goal to reduce the time and risk associated with conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics contract research organization (CRO) space, as well as accretive growth through strategic expansion of its operations into Europe, by acquiring and integrating innovative technologies and investing in research and development (“R&D”).

Services

The Company’s capabilities include, but are not limited to, custom antigen modeling, design and manufacturing; proprietary B cell sorting, screening and sequencing; custom, immune and proprietary naïve phage display libraries production and screening; hybridoma discovery and production with multiplexed, high-throughput screening and single clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping and binning; bi-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; recombinant cloning and production of antibodies, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; transient and stable cell line generation; antibody engineering, optimization including humanization; and cryopreservation and cryostorage.

The Company’s wholly owned subsidiaries, ImmunoPrecise Antibodies (Canada) Ltd. (“IPA Canada”) and ImmunoPrecise Antibodies (Europe) B.V. (consisting of the former ModiQuest Research B.V. and U-Protein Express B.V.) (“IPA Europe”), have been designated as approved CROs for leading, transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. Through IPA Canada and IPA Europe, the Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select® and DeepDisplay™ platforms to a broad range of species and strains, including transgenic animals.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Operations of the Company

The Company’s operations are based in Utrecht and Oss, the Netherlands; Victoria, British Columbia, and Fargo, North Dakota.

The Company’s global management, operating out of North America and Europe, is responsible for all global oversight into pipeline development, finances and accounting, sales and marketing, investor communications, and information technology. To support management and the Board of Directors in exercising oversight the Company implemented an enterprise resource management system (ERP) for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities were implemented to effectively support a geographically dispersed organization allowing managers access to the Company data globally.

The Company’s head office is located in Victoria, British Columbia. The headquarters for the US operations is based in Fargo, North Dakota, and allows the Company to take advantage of a US location that has a significant and diverse economy with a strong history of supporting global life science companies. The site in Fargo was opened in 2018 and serves as the address of ImmunoPrecise Antibodies (ND) Ltd. and ImmunoPrecise Antibodies (USA) Ltd. (“IPA USA”) and offers the potential for future growth plans in the United States.

IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has sought to increase its capabilities at its Victoria location by adding equipment for protein purification and measuring protein binding kinetics and high-throughput label-free protein-protein interactions, enlarging the vivarium, and further developing and improving technologies such as its B cell Select® platform.

Since the acquisitions of U-Protein Express B.V. (“UPE”) and ModiQuest Research B.V. (“MQR”) (now together named IPA Europe), the Company has focused on optimizing its cutting-edge technologies to support the development of novel therapeutic antibodies, bringing an expanded array of capabilities to partners in Europe, North America and the rest of the world. The former MQR team located in Oss added, among others, in depth expertise in in vitro antibody phage library generation and screening, as well as antibody characterization, including functionality and developability profiling, antibody optimization, including humanization, and antibody engineering to the Company’s extensive service portfolio.

As of January 1, 2021, UPE merged with IPA Europe to form one legal entity. The former UPE team continues its operations in the biotechnology hub of Utrecht, and has been operating in the recombinant protein community for close to twenty years. IPA’s Utrecht site specializes in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using its proprietary expression platform rPEx®. Their operations have enabled the successful support of over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

Research, Development and Therapeutic Discovery Program

CRO services are the main focus of the Company’s business activities, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through internal R&D, collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody discovery technologies and related intellectual property assets. These investments have been enhanced by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, atherosclerosis, and COVID-19. These programs diversify the nature of opportunities by which pharmaceutical partners may choose to engage the Company by enabling the in-licensing or sale of later-stage pre-clinical assets.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

In 2019, the Company formed Talem Therapeutics LLC (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs, which includes a license for the use of Ligand Pharmaceuticals’ OmniAb® transgenic animals pursuant to a commercial platform license and services agreement dated October 30, 2019. Talem has the right to discover, develop and partner fully human antibodies from these animals. Talem offers strategic and selective partnerships with pharma companies using OmniAb transgenic animals or its alternative therapeutic antibody discovery capabilities available at IPA Canada and IPA Europe. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding Company shareholder dilution. The depth and speed of the offerings enable Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery and development.

STRATEGY AND OUTLOOK

The Company’s management team places an emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. The Company aims to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. The Company’s strategy also includes growth through alliances and partnerships, within both its research (Talem) and service sectors, as well as potential new market sectors such as pre-clinical and clinical manufacturing.

The Company’s objective is to continue growing as a preferred partner for therapeutic antibody researchers. Therefore, the Company’s aim is to deliver a comprehensive and integrated continuum of technologically advanced and high-throughput, data-driven protein and antibody services to its partners to enable them to bring novel therapies to the clinic faster. The Company intends to continue focusing on the development and refinement of its integrated end-to-end platform, which, when coupled with strong scientific know-how, can help partners navigate through the process of lead candidate advancement. The Company offers customized solutions for antibody discovery while providing details via the project management team to ensure partners have the project data they need, with the security measures required to ensure their peace of mind.

In summer 2022, the Company will move its Utrecht location from its current premises in the Life Science Incubator to new, larger premises within the Utrecht Science Park. In the new location the Company will significantly increase its capacity for protein manufacturing and related services. The building will also be home of the successful Dutch biotech companies Genmab B.V. (“GMAP”) and Merus B.V. (“MRUS”).

In the second half of 2023, the Company will move its Oss location to a new state-of-the-art facility within the Pivot Park campus. The move will increase space by almost 30%.

Both expansions are a strategic commitment to the locations of IPA Europe and enable the Company to significantly increase capacity, personnel and service offerings to serve the increasing market needs in Europe, North America and Asia.

The Company believes its strategy is supported by growing trends in pharma and finance. Large pharmaceutical companies continue to outsource research, with trends showing an increase on the reliance of external partners to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. A report by Objective Capital Partners dated July 3, 2019 titled “CRO Sector Fundamentals Remain Hot for M&A Consolidation” identified several major drivers of the CRO industry growth, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without own internal research and clinical capabilities.

To streamline, many large pharmaceutical companies are limiting the number of external partners that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline, as the Company believes it can do.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

According to a report titled “Global and China Monoclonal Antibody Industry Report, 2019-2025” published in April 2019 on ResearchandMarkets.com, the key industry participants serving the monoclonal antibodies market are Novartis, Merck & Co., Amgen, AbbVie, Johnson & Johnson and Roche.

In May 2020 ResearchandMarkets.com stated in their report “Global Antibody Production Market (2020 to 2025) – Growth, Trends, and Forecasts” that investments by pharma and biotech companies in antibody R&D are expected to increase given the rising prevalence of cancer, autoimmune disease and other chronic diseases. Accordingly, a piece on the website for Genetic Engineering & Biotechnology News titled “Antibody Discovery Looks over the Horizon” published on February 7, 2019, antibodies are mainstay in oncology as physicians move away from other types of therapies such as small molecules. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector, according to Objective Capital Partners’ report on the CRO sector fundamentals, as noted above.

The market for therapeutic antibodies was worth US$115 billion in 2018 and according to a study published in the Journal of Biomedical Science in January 2020, it is estimated that the human therapeutic antibody market will grow to US$300 billion in 2025. The biopharmaceuticals sector is the fastest growing pharma sector. While the sale of therapeutic antibodies increased by 93% from US$84 billion in 2014 to nearly US$163 billion in 2019, other recombinant protein therapeutics have remained unchanged over the same period, according to “The Therapeutic Monoclonal Antibody Product Market” published in October 2020, in BioProcess International. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies. In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with the 100th monoclonal antibody approved by the United States Food and Drug Administration (“FDA”) as of May 2021 (Nature Reviews Drug Discovery) and further 17 investigational antibody therapeutics in regulatory review in either the United States or Europe as of June 2021 according to AntibodySociety.org.

The protein and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to US$5.6 billion, according to GrandViewResearch.com.

COVID-19 R&D

There is an ongoing need for therapeutics to protect against COVID-19 even when a vaccine is available, as vaccines do not provide protection for all individuals. This is particularly true for immunocompromised individuals such as the elderly, cancer patients, individuals with HIV or those undergoing bone marrow and organ transplants, whose immune systems are too weak to mount an effective response upon vaccination. Without 100% protection, important segments of higher exposure risk populations will likely be left unprotected – namely frontline workers and those living in group care.

Therapeutic antibodies are providing breakthrough medicines for cancer, inflammation, autoimmune and infectious diseases due in part to their high on-target affinity and exquisite specificity making them highly efficacious with good safety profiles.

Technological advances in antibody discovery methods such as B cell sorting now enable the rapid and systematic generation of high-quality fully human antibodies from healthy donors, diseased patients and transgenic animals. Furthermore, when therapeutic antibodies are combined into cocktails, they can provide unique protection against infectious diseases by working synergistically to neutralize pathogens via multiple mechanism of action engaged in concert, boosting potency beyond the sum of their individual components. Single antibodies are vulnerable to mutagenic escape and can be rendered ineffective by a single point mutation in the pathogen. In contrast, antibody cocktails may protect against mutagenic escape because they cover a larger epitope footprint on the pathogen’s surface than possible with a single antibody, providing longer-lasting protection against emerging mutations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

The Company’s diverse panel of antibodies with therapeutic potential can be curated into synergistic cocktails, providing opportunities for out-licensing and sponsorship deals which the Company believes would enable it to respond quickly to emerging viral variants as well as formulation into bi- or multi-specifics. The Company has successfully completed pre-clinical studies in Syrian hamsters and could demonstrate powerful in vivo efficacy in both therapeutic and prophylactic settings.

The Company is presently manufacturing a selection of fully human, lead monoclonal antibodies and aim to use the resulting data to support conversations with sponsors, potential partners, and funding agencies. The Company anticipates similar cocktail formulations, including its bi-specific, cocktail formulations, to also follow into pre-clinical testing in the near-term. As result, the Company anticipates that such developments will provide on-going opportunities for commercialization.

The Company is also testing adjuvanted, protein-based vaccines, based on a well-defined region of the SARS-CoV-2 spike protein for immunogenicity in a second pig study. The Company anticipates moving this trial forward to a follow-up pre-clinical study, a hamster challenge model to explore efficacy which, following positive results, could be its first vaccine clinical candidate. The Company intends to combine the data obtained from this on-going trial with structural data from electron microscopy imaging of therapeutic lead antibodies to inform design of Polytope® vaccine candidates.

OVERALL PERFORMANCE AND LIQUIDITY

The Company continued to emphasize the value of technologically advanced discovery programs utilizing diverse animal repertoires and multiple technologies with unique advantages, while continuing to achieve organic revenue growth through market penetration and service diversification in the biologics CRO space. The Company achieved revenues of $4.7 million during the three months ended October 31, 2021, a 0.7% decrease from 2020 revenues of $4.8 million. For the six months ended October 31, 2021 the Company achieved revenues of $9.3 million, a 9.3% increase over 2020 revenues of $8.5 million.

The Company continues to expand its commitment to R&D initiatives aimed at introducing new technological capabilities through both internal development and external partnerships, including R&D projects related to COVID-19 and other internal programs. During the three and six months ended October 31, 2021, the Company invested $2.9 million and $4.0 million, respectively, in R&D.

As of October 31, 2021, the Company has cash on hand of $38.4 million compared to $41.8 million as of April 30, 2021. The Company’s internal forecast indicates the cash on hand will sustain its existing operations, support its Nasdaq and TSXV on-going listing costs and satisfy its obligations for at least two years. The Company may need to raise additional capital to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends, in part, on the prevailing market conditions and profitability of its operations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

RESULTS OF OPERATIONS

Comparison of the three months ended October 31, 2021 and 2020

Revenue

	Three Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Project revenue	4,280	4,532	(252)	-5.6%
Product sales revenue	438	222	216	97.3%
Cryostorage revenue	4	1	3	300.0%
Total revenue	4,722	4,755	(33)	-0.7%

The Company achieved revenue of $4.7 million during the three months ended October 31, 2021, a 0.7% decrease from the three months ended October 31, 2020.

Project revenue decreased $251,721 or 5.6% on a year over year basis for the three-month period. As previously reported, during the past eight quarters the Company improved its accounting and financial reporting systems, culminating in the full implementation of a new ERP system effective for fiscal year 2021. While the system was used for the full fiscal year 2021, its implementation was complicated by travel restrictions due to COVID-19. These complications, along with the new processes and procedures, caused the Company to miscalculate eliminations of intercompany transactions, primarily related to internal research and development sales to Talem. The miscalculation resulted in immaterial, but notable variances in revenues for the first three quarters of fiscal year 2021. The effect of the miscalculation can be seen in the Summary of Quarterly Results. The intercompany elimination correction also immaterially impacted Gross Profit and R&D expense.

Taking into account the prior year miscalculation, project revenues for the three months ended October 31, 2021, would have increased 10.7% over prior year. This growth was driven primarily by increased financial value of its partner contracts related to protein manufacturing, along with a notable increase in the number of projects under contract utilizing the Company’s B cell Select® platform.

Product sales increased $216,654 or 97.3%, driven by a periodic large-scale antibody sale and a notable increase in catalog product sales through the Company’s website.

Gross Profit

	Three Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Gross profit	2,575	2,789	(214)	-7.7%
% of total revenue	55%	59%

Gross profit totaled $2.6 million during the three months ended October 31, 2021, compared to $2.8 million during the three months ended October 31, 2020. Overhead costs have been allocated to Cost of Sales consistently across the Company with the implementation of the Company’s new ERP system, resulting in a decrease in profit margin from 59% to 55% during the three months ended October 31, 2021 compared to the same period in 2020.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Expenses

	Three Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Advertising	198	256	(58)	-22.7%
Amortization and depreciation	640	716	(76)	-10.6%
Bad debt recovery	(21)	(5)	(16)	320.0%
Consulting fees	178	157	21	13.4%
Foreign exchange loss	25	26	(1)	-3.8%
Insurance	480	61	419	686.9%
Interest and bank charges	83	137	(54)	-39.4%
Management fees	—	72	(72)	-100.0%
Office and general	249	208	41	19.7%
Professional fees	321	233	88	37.8%
Rent	39	(7)	46	-657.1%
Repairs and maintenance	59	146	(87)	-59.6%
Research and development	2,848	1,049	1,799	171.5%
Salaries and benefits	1,371	1,500	(129)	-8.6%
Share-based payments	689	477	212	44.4%
Telephone and utilities	13	15	(2)	-13.3%
Travel	91	13	78	600.0%
Total operating expenses	7,263	5,054	2,209	43.7%

Variances of note in the Company’s expenses for the three months ended October 31, 2021 include:

•	The Company’s insurance costs increased to $479,730 (2020 - $61,782), primarily from D&O insurance premiums related to the Nasdaq uplist.
•

Research and development increased to $2.8 million from $1.0 million in 2020, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other research projects.

•

Salaries and benefits were $1.4 million in 2021 compared to $1.5 million in 2020. As noted in the Gross Profit commentary, during 2020 the company evaluated and began implementation of a comprehensive and consistent allocation of overhead costs, including lab personnel’s administrative time which results in lower salary and benefits in operating expense. This reduction is partially offset by the addition of director cash compensation in 2021, routine pay increases and strategic leadership roles including the VP of Marketing and VP of Client Relations.

•

The Company recorded share-based payments expense of $689,284 in 2021 (2020 - $476,571). The increase in expense relates to additional options being granted that are expensed over the vesting period. The option plan is aimed to align staff to the future Company growth plans.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Other Income / Expense

	Three Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $
Accretion	(20)	(108)	88
Grant income	—	1,313	(1,313)
Subsidy income	19	135	(116)
Interest and other income	6	515	(509)
Unrealized foreign exchange loss	(136)	—	(136)
Total other income (expense)	(131)	1,855	(1,986)

The Company recorded other expense of $131,411 during the three months ended October 31, 2021, compared to other income of $1.9 million in 2020 made up of:

•

Accretion expense of $20,356 compared to $107,876 during the prior year. The company retired its final obligation related to deferred acquisition payments on May 3, 2020 and recorded no accretion expense for those obligations during the three months ended October 31, 2021.

•

Grant income of nil and subsidy income of $18,611 from COVID-19 programs compared to $1.3 million and $134,821, respectively, in the prior year. See Footnote 17 of the condensed interim financial statements for further information on government grants and subsidies.

•	Interest and other income of $6,373 compared to $515,659 in the prior year is lower due to receipt of a subsidy from a partner and Paycheck Protection Program loan forgiveness in 2020.
•

Unrealized foreign exchange gain of $136,039 compared to a loss of nil in the prior year, a result of currency revaluation of held US dollars at the current quarter-end exchange rate. There were no significant US dollars held as of October 31, 2020.

Net Loss

The Company recorded a net loss of $5.0 million during the three months ended October 31, 2021, compared to net loss of $463,584 for the three months ended October 31, 2020. The $4.5 million increased net loss is primarily due to the Company’s investment in R&D, increased D&O insurance expense along with lower other income primarily from a reduction in grant and subsidy income.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Comparison of the six months ended October 31, 2021 and 2020

Revenue

	Six Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Project revenue	8,579	8,005	574	7.2%
Product sales revenue	712	510	202	39.6%
Cryostorage revenue	19	5	14	280.0%
Total revenue	9,310	8,520	790	9.3%

The Company achieved revenue of $9.3 million during the six months ended October 31, 2021, a 9.3% increase from the six months ended October 31, 2020.

As noted in the revenue commentary for the three months end October 31, 2021, adjusting for the miscalculation of the internal sale elimination, revenues would have increased 23.0%. The increasing revenue trend continues due to an increase in the average financial value of the Company’s projects, primarily driven by the Company’s B cell Select® platform.

Product sales were higher for the six months ended October 31, 2021, due to the periodic large-scale sale of an antibody and increases in catalog product sales through the Company’s website.

Gross Profit

	Six Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Gross profit	5,081	5,199	(118)	-2.3%
% of total revenue	55%	61%

Gross profit totaled $5.1 million during the six months ended October 31, 2021, compared to $5.2 million during the six months ended October 31, 2020. Overhead costs have been allocated to Cost of Sales more consistently across the Company with the implementation of the Company’s new ERP system, resulting in a decrease in profit margin to 55% during the six months ended October 31, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Expenses

	Six Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $	Change %
Advertising	361	289	72	24.9%
Amortization and depreciation	1,310	1,394	(84)	-6.0%
Bad debt recovery	(24)	(21)	(3)	14.3%
Consulting fees	351	194	157	80.9%
Foreign exchange loss	39	46	(7)	-15.2%
Insurance	960	97	863	889.7%
Interest and bank charges	162	307	(145)	-47.2%
Management fees	—	269	(269)	-100.0%
Office and general	524	356	168	47.2%
Professional fees	622	421	201	47.7%
Rent	70	90	(20)	-22.2%
Repairs and maintenance	107	155	(48)	-31.0%
Research and development	3,967	1,358	2,609	192.1%
Salaries and benefits	2,844	2,851	(7)	-0.2%
Share-based payments	1,805	574	1,231	214.5%
Telephone and utilities	23	28	(5)	-17.9%
Travel	114	30	84	280.0%
Total operating expenses	13,235	8,438	4,797	56.8%

Variances of note in the Company’s expenses for the six months ended October 31, 2021 include:

•	Consulting Fees totaled $351,348 in 2021, an increase of $157,368 (2020 - $193,980). The Company expanded its use of consultants related to research and development, and capital markets.
•	The Company’s insurance costs increased to $960,000 (2020 - $97,474), primarily from D&O insurance premiums related to the Nasdaq uplist.
•

Interest and bank charges decreased to $161,815 (2020 - $307,030), due in part to lower interest expense on the convertible debenture as a result of debenture conversions. The Company also recorded lower interest expense related to its IFRS 16 Lease accounting. As leases approach their termination date the liability reduces resulting in lower interest. See Footnote 12 and 13 of the condensed interim financial statements for more information on convertible debentures and leases.

•

Management fees were nil in 2021 (2020 - $268,590) as the Company made its final profit-sharing payment related to the acquisition of UPE in 2020 and no longer has a contracted general manager at the Utrecht site.

•	Office and general increased to $524,416 (2020 - $356,357) due primarily to higher exchange and regulatory fees associated with the Nasdaq listing.
•	Professional fees increased to $621,499 (2020 - $420,919) from increased legal, tax, audit and other professional services related to Company strategies and being Nasdaq listed.
•	Research and development costs totaled $4.0 million (2020 - $1.4 million), a $2.6 million increase from 2020, largely related to the Company’s SARS-CoV-2 PolyTope® cocktail.
•

The Company recorded share-based payments expense of $1.8 million in 2021 (2020 - $573,844). The increase relates to additional options being granted that are expensed over the vesting period. The option plan is aimed to align staff to the future Company growth plans.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Other Income / Expense

	Six Months Ended October 31,
(in thousands)	2021 $	2020 $	Change $
Accretion	(44)	(209)	165
Grant income	—	1,881	(1,881)
Subsidy income	20	274	(254)
Interest and other income	10	515	(505)
Unrealized foreign exchange gain	307	—	307
Total other income	293	2,461	(2,168)

The Company recorded other income of $292,738 during the six months ended October 31, 2021, compared to other income of $2.5 million in 2020 made up of:

•

Accretion expense of $44,217 compared to $209,021 during the prior year. The company retired its final obligation related to deferred acquisition payments on May 3, 2020 and recorded no accretion expense during the three months ended October 31, 2021 as a result of those obligations.

•

Grant income of nil and subsidy income of $19,973 from COVID-19 programs compared to $1.9 million and $273,970, respectively, in the prior year. See Footnote 17 of the condensed interim financial statements for further information on government grants and subsidies.

•	Interest and other income of $10,126 compared to $515,035 in the prior year is lower due to receipt of a subsidy from a partner and Paycheck Protection Program loan forgiveness in 2020.
•

Unrealized foreign exchange gain of $306,856 compared to nil in the prior year, a result of currency revaluation of held US dollars at the current quarter-end exchange rate. There were no significant US dollars held as of October 31, 2020.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Net Loss

The Company recorded a net loss of $8.2 million during the six months ended October 31, 2021, compared to net loss of $1.0 million for the six months ended October 31, 2020. The $7.2 million increased loss is primarily due to the Company’s increased investment in R&D, increased D&O insurance expense related to being listed on Nasdaq, increased use of consultants and professional services and other operating expenses, lower grant and subsidy income and non-cash share-based payments offset by unrealized foreign exchange gains on cash held in US dollars and lower accretion.

Change in net loss during the six months ended October 31, 2021

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021
Total revenue	4,722	4,588	4,876	4,516
Cost of sales	2,147	2,082	2,099	954
Gross profit	2,575	2,506	2,777	3,562
Operating expenses	7,263	5,972	5,876	4,823
Other income (expenses)	(131)	424	(913)	56
Income taxes	190	188	1,021	89
Net loss	(5,009)	(3,230)	(5,033)	(1,294)
Basic and diluted loss per share*	(0.26)	(0.17)	(0.29)	(0.08)

	Three Months Ended ($)
(in thousands, except share data)	October 31, 2020	July 31, 2020	April 30, 2020	January 31, 2020
Total revenue	4,755	3,765	4,146	4,034
Cost of sales	1,966	1,355	2,202	1,810
Gross profit	2,789	2,410	1,944	2,224
Operating expenses	5,054	3,384	3,510	2,600
Other income (expenses)	1,855	606	82	(110)
Income taxes	54	181	(538)	139
Net loss	(464)	(549)	(946)	(625)
Basic and diluted loss per share*	(0.03)	(0.04)	(0.01)	(0.05)

*The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

Revenue

The Company achieved revenue of $4.7 million during the three months ended October 31, 2021, in line with the previous four quarters. The Company has achieved success expanding the breadth and depth of services offered, onboarding new partners including top pharma companies, and growing its existing partner business.

During the past eight quarters the Company improved its accounting and financial reporting systems, culminating in the full implementation of a new enterprise resource planning system effective for fiscal year 2021. While the system was used for the full year 2021, its implementation was complicated by travel restrictions due to Covid 19. These complications, along with the new processes and procedures, caused the Company to mis-calculate eliminations of intercompany transactions, primarily related to research and development sales to Talem. The correction to eliminate intercompany revenue was made in the third quarter resulting in an immaterial, but notable understatement of CRO revenues in the third quarter and overstatement in the first and second quarters. The intercompany elimination correction also impacted Gross Profit and Research and Development expense.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

The following table sets out the Company’s segmented Revenue in a ProForma view, allocating the adjustment to the appropriate quarter:

ProForma	Three Months Ended ($)
(in thousands)	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021
Project revenue	4,280	4,299	4,582	4,271
Product sales revenue	438	274	197	1,191
Cryostorage revenue	4	15	97	3
Total revenue	4,722	4,588	4,876	5,465

	Three Months Ended ($)
(in thousands)	October 31, 2020	July 31, 2020	April 30, 2020	January 31, 2020
Project revenue	3,867	3,190	3,722	3,896
Product sales revenue	221	288	344	148
Cryostorage revenue	1	4	79	(10)
Total revenue	4,089	3,482	4,145	4,034

Gross Profit

The Company’s annual gross profit margins have historically been in the 57-64% range, which is in line with management’s expectation. During the three months ended October 31, 2021, the Company’s gross profit margin of 55% lies very close to this historical range. During the three months ended January 31, 2021, the Company’s gross profit margin of 79% was the result of the notable internally generated therapeutic antibody sale of $1.2 million. The costs related to this sale were expensed in a prior fiscal year. The gross profit margins of 47% for the three months ended April 30, 2020 was the result of year-end accounting entries to allocate expenses to cost of sales that were recorded in research expense during the three months ended October 31, 2019.

Historically, allocations of overhead to cost of sales were estimated and periodically adjusted. Leveraging the new ERP system, beginning the three months ended April 30, 2021, the Company implemented a process for consistent monthly overhead allocations.

Operating Expense

The Company’s operating expenses have trended up over the last five quarters as the Company prepared for and completed the Nasdaq uplist, invested in research and development, and awarded additional stock options increasing share-based payment costs. During the eight quarters the Company added key leaders and technical employees to the team to aid in executing the Company’s strategies increasing salaries and benefit expense.

Other Income (Expense)

During the year ended April 30, 2021, the Company received $1.9 million in grant income related to COVID-19 research, along with government subsidies of $844,417. During the past three quarters the Company recorded unrealized foreign exchange (losses) or gains related to US dollar bank accounts of ($136,039), $442,896 and ($1.0 million) for the periods ended October 31, 2021, July 31, 2021 and April 30, 2021, respectively.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the three and six months ended October 31, 2021.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2021 $	2020 $	2021 $	2020 $
Net loss	(5,009)	(464)	(8,239)	(1,013)
Income taxes	190	54	378	235
Amortization and depreciation	937	974	1,894	1,886
Accretion	20	108	44	209
Foreign exchange realized loss	25	26	39	46
Interest expense	83	137	162	307
Interest and other income	(6)	(515)	(10)	(515)
Unrealized foreign exchange (gain) loss	136	—	(307)	—
Share-based payments	689	477	1,805	574
Adjusted EBITDA	(2,935)	797	(4,234)	1,729

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2021 $	2020 $	2021 $	2020 $
Operating expenses	(7,263)	(5,054)	(13,235)	(8,438)
Amortization and depreciation	640	716	1,310	1,394
Foreign exchange loss (gain)	25	26	39	46
Interest expense	83	137	162	307
Share-based payments	689	477	1,805	574
Adjusted Operating Expenses	(5,826)	(3,698)	(9,919)	(6,117)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

FINANCING ACTIVITIES

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of MQR. The common shares were valued at $511,405.

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.6 million. On May 27, 2020, the Company issued an additional $35,000 of the New Debentures. In total, the Company issued $2.6 million of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2.6 million of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share. The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days. The Company paid finders cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of UPE. The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to exercise of stock options for total gross proceeds of $683,755.

During the year ended April 30, 2021, Company issued 2,568,417 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to conversion of $990,000 principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million; net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, the Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million; net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of MQR The common shares were valued at $503,243.

During the six months ended October 31, 2021, the Company issued 79,000 common shares pursuant to the exercise of stock options for total gross proceeds of $302,800.

During the six months ended October 31, 2021, the Company issued 9,694 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $33,929.

During the six months ended October 31, 2021, the Company issued 75,292 common shares pursuant to the conversion of $320,000 principal balance of convertible debentures.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On December 11, 2020, the Company filed a $150 million shelf registration statement with TSX Venture Exchange and the SEC under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the shelf registration statement through the 25-month expiration period.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company, at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million, net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, Company also issued an additional 242,443 common shares at a price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million, net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

In connection with the public offering, the Company issued underwriter warrants to purchase 130,111 common shares with an exercise price of U.S. $16.81, or 125% of the public offering price with a termination date of February 3, 2026.

As of October 31, 2021, the Company held cash of $38.4 million (April 30, 2021 – $41.8 million) and had working capital of $36.4 million (April 30, 2021 – $42.8 million). During the six months ended October 31, 2021, the cash used in operating activities was $3.0 million. As part of the investing activities, the Company made equipment purchases of $450,686. As part of the financing activities, the Company received $336,729 from issuing common stock, and incurred lease repayments of $465,452.

As of October 31, 2021, the Company has an annual commitment of €681,835 related to a lease agreement for a new facility for its Utrecht, the Netherlands location, and an estimated annual commitment of €488,948 related to a rental offer agreement to lease a new facility for its Oss, the Netherlands location. The Company has also entered into an agreement advancing the Company’s SARS-CoV-2 PolyTope® Cocktail, with a current obligation of US$3.4 million during the current fiscal year.

On October 13, 2021, the Company established an at-the-market (“ATM”) equity offering facility. An ATM Agreement was entered into with H.C. Wainwright & Co., LLC as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to US$50 million. See Footnote 14 of the condensed interim financial statements for further information on the ATM Facility.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Although the Company is a going concern and, according to management’s estimates, has sufficient cash reserves to sustain existing operations through at least December 31, 2022, the Company does not have cash reserves to fund all its strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets, or curtail or discontinue the Company’s operations.

CAPITAL EXPENDITURES

The Company made equipment purchases of $450,686 during the six months ended October 31, 2021 (2020 - $467,827).

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of December 10, 2021 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	19,429,690	NA	NA
Stock options	21,000	$1.50	December 20, 2021
Stock options	136,900	$5.05	September 18, 2022
Stock options	30,000	$3.25	January 3, 2023
Stock options	140,000	$2.35	February 7, 2023
Stock options	8,000	$5.05	April 3, 2023
Stock options	50,000	$7.50	August 13, 2023
Stock options	19,000	$4.75	September 24, 2023
Stock options	20,000	$4.10	November 7, 2023
Stock options	250,000	$5.00	December 31, 2023
Stock options	60,000	$5.00	January 11, 2024
Stock options(1)	43,750	$7.14	June 1, 2024
Stock options	50,000	$2.375	October 1, 2024
Stock options	270,000	$8.50	September 1, 2025
Stock options	262,000	$20.30	January 6, 2026
Stock options(1)	10,000	$7.72	May 9, 2026
Warrants	915,383	$3.50	March 26, 2022
Warrants(1)	130,111	$16.81	February 3, 2026
Convertible Debenture	301,647	$4.25	May 15, 2022
Convertible Debenture	8,235	$4.25	May 22, 2022
Total	22,155,716
(1)	Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2021.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the six months ended October 31, 2021.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed Disclosure & Procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure procedures are effective to perform the function for which they were established; in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•

information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Financial Officer of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and six months ended October 31, 2021 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR at www.sedar.com and SEC at www.sec.gov.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, convertible debentures, leases and deferred acquisition payments.  The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at October 31, 2021, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, deferred payments, and convertible debentures approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. The risks described below are not the only ones the Company will face. If any of these risks actually occurs, the Company

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of the Company’s securities could decline and investors in such securities could lose all or part of their investment.

Financial Position and Additional Needs for Liquidity and Capital

The Company is a biopharmaceutical company focused on the development of novel, therapeutic antibodies as a service for third parties and also as part of its own R&D. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. The Company does not have any products approved by regulatory authorities and has not generated substantial revenues from collaboration and licensing agreements or clinical product sales to date, and has incurred significant research, development and other expenses related to ongoing operations and expects to continue to incur such expenses. As a result, the Company has not been profitable and has incurred operating losses in every reporting period since its inception and has a significant accumulated deficit. Operating costs are expected to increase in the near term as the Company continues product development efforts and expects to continue until such time as any future product sales, royalty payments, licensing fees, and/or milestone payments are sufficient to generate revenues to fund continuing operations. In addition, the Company’s operating expenses are expected to increase compared to last year as a result of its U.S. public reporting company status. The Company is unable to predict the extent of any future losses or when this business section will become profitable, if ever. Even if the Company achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Research and Development and Product Development

The Company is a life science company that makes customized antibodies and is engaged in the research and product development of new antibodies, processes, procedures, and innovative approaches to the antibody production. The Company has been engaged in such research and development activities for over 30 years and has had significant success. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new partners. Continued investment in retaining key scientific staff, as well as an ongoing commitment in research and development activities, will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime®, B cell Select®, DeepDisplay™ and its methods for the generation and production of clinically fit human antibodies. The Company realizes that such research and product development activities endeavor, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability.

Competition

Although the Company believes that there are only a limited number of full-service, biologics, CRO firms, the Company may face intense competition in selling its products and services. Some competitors may have marketing, financial, development and personnel resources which exceed those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms it considers acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Company’s business, financial condition and results of operations. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy partner demands, (ii) superior partner service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and partner support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of the Company’s products or level of service to partners or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Partner reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the acquisitions translate to spreading the Company’s footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Competition and Obsolescence

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. The Company competes with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which the Company provides services, either on its own or through collaborative efforts. The Company’s pharmaceutical and biotechnology company partners have internal departments that provide products and services that directly compete with the Company’s products and services. Many of the Company’s competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than the Company does, and some of its competitors may also operate with a lower cost structure. The Company anticipates that it will face increased competition in the future as it expands its operations and its products and services and as new companies enter the market and advanced technologies become available. The Company’s products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by the Company, its partners or one or more of its competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of its technologies obsolete. While the Company plans to develop technologies that will give it a competitive advantage, it may not be able to develop the technologies necessary for it to successfully compete in the future. Additionally, the existing approaches of the Company’s competitors or new approaches or technologies developed by its competitors may be more effective than those it develops. The Company may not be able to compete successfully with existing or future competitors.

Other competitive factors could force the Company to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s drug candidates. If the Company is not able to compete effectively against current and future competitors, its business will not grow and its financial condition and operations will suffer.

Intellectual Property Protection

The Company’s success will depend on its ability to obtain, protect and enforce patents on its technology and products. Any patents that the Company may own or license in the future may not afford meaningful protection for its technology and products. The Company’s efforts to enforce and maintain its intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents the Company may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or it may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which the Company depends may not result in the issuance of patents. Even if the Company’s rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by the Company’s patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of the Company and its competitors’ patent applications may take several years.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

In addition to patent protection, the Company also relies on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of the Company’s trade secrets and proprietary information, the Company requires its employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide the Company with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in the Company’s industry, the Company may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities the Company conducts. In some situations, the Company’s confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom its employees, consultants or advisors have prior employment or consulting relationships. Although the Company require its employees and consultants to maintain the confidentiality of all confidential information of previous employers, the Company or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to its trade secrets. The Company’s failure to protect its proprietary information and techniques may inhibit or limit its ability to exclude certain competitors from the market and execute its business strategies.

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business will be dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

Further, many of the Company’s operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while the Company has made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against such contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of the Company’s products and services expected from partners. There is no assurance that the Company will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

The Company produces and supplies antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, the Company continues to be exposed to potential liability that may exceed any insurance coverage that the Company may obtain in the future. Even if the Company elects to purchase such insurance in the future, the Company may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims may increase the Company’s operating loss and affect its financial condition.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021

Pandemic Risk

The Company is currently unable to determine whether the ongoing COVID-19 pandemic will have a negative effect on the Company’s results for the duration of the outbreak. There has been minimal impact on the Company’s operations and results to date, and the Company has not experienced significant negative impact on partner sales or the supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely, and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s partners and suppliers.

Additional information related to the Company’s risk disclosures can be found in the Annual Information Form on SEDAR at www.sedar.com and SEC at www.sec.gov.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.